Exhibit 99.1

SAP Announces Q4 and FY 2023 Results

●	SAP exceeds non-IFRS operating profit and cash flow outlook for FY 2023
●	Cloud revenue up 20% and up 23% at constant currencies for FY 2023, underpinned by 25% cloud revenue growth at constant currencies in the fourth quarter
●	Current cloud backlog of €13.7 billion, up 25% and up 27% at constant currencies
●	IFRS cloud gross profit up 23%, non-IFRS cloud gross profit up 23% and up 27% at constant currencies in FY 2023
●	IFRS operating profit down 5%, non-IFRS operating profit up 9% and up 13% at constant currencies in FY 2023
●	2024 outlook anticipates accelerating cloud revenue growth
●	Planned transformation program including restructuring in 2024 reflects focus on scalability of operations and Business AI
●	2025 non-IFRS operating profit and free cash flow ambition updated to reflect updated non-IFRS definition as well as approximately half a billion Euro of incremental efficiency gains from the program

FY 2023 | in € millions, unless otherwise stated; based on SAP group results from continuing operations

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Walldorf, Germany – January 23, 2024.

SAP SE (NYSE: SAP) announced today its financial results for the fourth quarter and fiscal year ended December 31, 2023.

All figures in this statement are based on SAP group results from continuing operations unless otherwise noted. See section (N) Discontinued Operations.

Financial Performance

Group results at a glance – Fourth quarter 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q4 2023	Q4 2022	∆ in %	Q4 2023	Q4 2022	∆ in %	∆ in % const. curr.
Cloud revenue	3,699	3,078	20	3,699	3,078	20	25
Thereof SAP S/4HANA Cloud revenue	1,028	662	55	1,028	662	55	61
Software licenses	841	907	–7	841	907	–7	–6
Software support	2,846	2,993	–5	2,846	2,993	–5	–1
Software licenses and support revenue	3,687	3,900	–5	3,687	3,900	–5	–2
Cloud and software revenue	7,386	6,978	6	7,386	6,978	6	10
Total revenue	8,468	8,064	5	8,468	8,064	5	9
Share of more predictable revenue (in %)	77	75	2pp	77	75	2pp
Operating profit (loss)	1,900	2,002	–5	2,510	2,560	–2	2
Profit (loss) after tax from continuing operations	1,165	600	94	1,626	1,008	61
Profit (loss) after tax[2]	1,165	326	>100	1,626	1,023	59
Earnings per share - Basic (in €) from continuing operations	1.02	0.63	60	1.41	0.98	44
Earnings per share - Diluted (in €) from continuing operations	1.01	0.63	59
Earnings per share - Basic (in €)[2]	1.02	0.46	>100	1.41	1.00	41
Earnings per share - Diluted (in €)[2]	1.01	0.46	>100
Net cash flows from operating activities from continuing operations	1,909	2,022	–6
Free cash flow				1,660	1,726	–4
Number of employees (FTE, December 31)	107,602	106,312	1

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations

Group results at a glance – Full year 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q4 2023	Q1–Q4 2022	∆ in %	Q1–Q4 2023	Q1–Q4 2022	∆ in %	∆ in % const. curr.
Cloud revenue	13,664	11,426	20	13,664	11,426	20	23
Thereof SAP S/4HANA Cloud revenue	3,495	2,088	67	3,495	2,088	67	72
Software licenses	1,767	2,056	–14	1,767	2,056	–14	–12
Software support	11,497	11,909	–3	11,497	11,909	–3	–1
Software licenses and support revenue	13,264	13,965	–5	13,264	13,965	–5	–3
Cloud and software revenue	26,928	25,391	6	26,928	25,391	6	9
Total revenue	31,207	29,520	6	31,207	29,520	6	9
Share of more predictable revenue (in %)	81	79	2pp	81	79	2pp
Operating profit (loss)	5,785	6,090	–5	8,721	7,989	9	13
Profit (loss) after tax from continuing operations	3,564	3,068	16	5,815	4,517	29

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	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q4 2023	Q1–Q4 2022	∆ in %	Q1–Q4 2023	Q1–Q4 2022	∆ in %	∆ in % const. curr.
Profit (loss) after tax[2]	5,928	1,708	>100	7,960	4,545	75
Earnings per share - Basic (in €) from continuing operations	3.08	2.80	10	5.01	4.03	24
Earnings per share - Diluted (in €) from continuing operations	3.05	2.79	9
Earnings per share - Basic (in €)[2]	5.23	1.95	>100	7.02	4.08	72
Earnings per share - Diluted (in €)[2]	5.17	1.94	>100
Net cash flows from operating activities from continuing operations	6,193	5,675	9
Free cash flow				5,083	4,388	16
Number of employees (FTE, December 31)	107,602	106,312	1

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations

Financial Highlights[1]

Fourth Quarter 2023

In the fourth quarter, SAP’s cloud momentum further accelerated with sequential growth rate increases in both current cloud backlog and cloud revenue. Current cloud backlog was up 25% to €13.75 billion and up 27% at constant currencies, its fastest pace on record. SAP S/4HANA current cloud backlog was up 58% to €5.05 billion and up 61% at constant currencies. Cloud revenue was up 20% to €3.70 billion and up 25% at constant currencies, mainly driven by the growth of SAP’s combined SaaS and PaaS portfolio, which was up 22% and up 28% at constant currencies. SAP S/4HANA Cloud revenue was up 55% to €1.03 billion and up 61% at constant currencies.

Supported by a particularly solid performance in Europe, software licenses revenue decreased by only 7% to €841 million and was down 6% at constant currencies. Cloud and software revenue was up 6% to €7.39 billion and up 10% at constant currencies. Services revenue was flat at €1.08 billion and up 4% at constant currencies. Total revenue was up 5% to €8.47 billion and up 9% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 77% in the fourth quarter.

Cloud gross profit was up 25% (IFRS) to €2.66 billion, up 24% to €2.69 billion (non-IFRS), and up 30% (non-IFRS at constant currencies). Cloud gross profit growth was supported by a strong increase in cloud gross margins.

IFRS operating profit decreased 5% to €1.90 billion. Non-IFRS operating profit was down 2% to €2.51 billion and was up 2% at constant currencies. Fourth quarter operating profit was negatively affected by the accelerated amortization of capitalized sales commissions related to the on-premise business (see section (O) Capitalized Cost from Contracts with Customers – Costs of Obtaining Customer Contracts) as well as higher bonus accruals related to the strong financial performance. In addition, prior year fourth quarter IFRS operating profit included a disposal gain of €175 million which resulted in a non-IFRS operating profit of €109 million related to the sale of the SAP Litmos business.

IFRS earnings per share (basic) increased 60% to €1.02. Non-IFRS earnings per share (basic) increased 44% to €1.41. The effective tax rate was 33.8% (IFRS) and 31.4% (non-IFRS). The year-over-year decrease in effective tax rate mainly resulted from changes in tax-exempt income, predominantly related to Sapphire Ventures, which were partly offset by changes in valuation allowances on deferred taxes and withholding taxes.

1 The Q4 and full year 2023 results were also impacted by other effects. For details, please refer to the disclosures on page 31 of this document.

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Full Year 2023

SAP performed against its financial outlook as follows (continuing operations2):

	Actual 2022	2023 Outlook (as of April 21)	Revised 2023 Outlook (as of October 18)	Actual 2023
Cloud revenue (at constant currencies)	€11.43 billion	€14.00 – 14.40 billion	€14.00 – 14.20 billion	€14.06 billion
Cloud and software revenue (at constant currencies)	€25.39 billion	€26.90 – 27.40 billion	€27.00 – 27.40 billion	€27.65 billion
Operating profit (non-IFRS, at constant currencies)	€7.99 billion	€8.60 – 8.90 billion	€8.65 – 8.95 billion	€9.05 billion
Share of more predictable revenue	79%	approx. 82%	approx. 82%	81%
Free cash flow	€4.4 billion	approx. 4.9 billion	approx. €4.9 billion	€5.08 billion
Effective tax rate (IFRS)	32.0%	28.0% – 32.0%	28.0% – 32.0%	32.6%
Effective tax rate (non-IFRS)	29.6%	26.0% - 28.0%	26.0% - 28.0%	29.3%

As of December 31, total cloud backlog – which is defined as the contractually committed cloud revenue we expect to recognize in future periods – was up 37% to €44 billion and up 39% at constant currencies.

For the full year, cloud revenue was up 20% to €13.66 billion and up 23% at constant currencies, mainly driven by strong double-digit growth across the SaaS and PaaS portfolio, which was up 23% and up 26% at constant currencies. SAP S/4HANA Cloud revenue was up 67% to €3.49 billion and up 72% at constant currencies.

Software licenses revenue was down 14% to €1.77 billion and down 12% at constant currencies. Cloud and software revenue was up 6% to €26.93 billion and up 9% at constant currencies. Services revenue was up 4% to €4.28 billion and up 6% at constant currencies. Total revenue was up 6% to €31.21 billion and up 9% at constant currencies.

The share of more predictable revenue increased by 2 percentage points year over year to 81% for the full year 2023.

Cloud gross profit was up 23% (IFRS) to €9.78 billion, up 23% to €9.91 billion (non-IFRS), and up 27% (non-IFRS at constant currencies). IFRS Cloud gross margin was up 2.2 percentage points to 71.6%, non-IFRS cloud gross margin up 2.2 percentage points to 72.6% and up 2.4 percentage points at constant currencies.

IFRS operating profit was down 5% to €5.79 billion and IFRS operating margin decreased by 2.1 percentage points to 18.5%. Non-IFRS operating profit increased 9% to €8.72 billion and increased 13% at constant currencies, non-IFRS operating margin increased by 0.9 percentage points to 27.9% and was up 1.2 percentage points to 28.2% at constant currencies.

IFRS earnings per share (basic) increased 10% to €3.08 and non-IFRS earnings per share (basic) increased 24% to €5.01. The effective tax rate was 32.6% (IFRS) and 29.3% (non-IFRS), which is above the outlook of 28.0% to 32.0% (IFRS) and 26.0% to 28.0% (non-IFRS). The increase mainly resulted from changes in valuation allowances on deferred taxes.

Free cash flow for the full year was up 16% to €5.08 billion, exceeding the revised outlook of approximately €4.9 billion. While higher payouts for taxes and restructuring weighed on free cash flow, the positive development was driven by SAP’s profitability and improvements in working capital and interest payments. In addition, lower payouts for share-based compensation, capex, and leasing supported the positive development. At year end, net liquidity was €3.52 billion.

Share Repurchase Program

On May 16, SAP announced a new share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of December 31, 2023, SAP had repurchased 7,563,796 shares at an average price of €125.49 resulting in payouts of approximately €949 million under the program.

2 Full-year 2023 outlook updated for continuing operations as of April 21, 2023, to reflect the Qualtrics divestiture as reported in Q1 2023 quarterly statement.

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Non-Financial Performance 2023

Customer net promoter score (NPS) increased 2 points year over year to 9 in 2023 within the outlook range.

SAP’s employee engagement index remains stable at 80% meeting the upper end of the target range and demonstrating continued high level of engagement. SAP’s retention rate was 96.4%, in 2023. The proportion of women in management increased to 29.7%. In the fourth quarter, the Company also reached 35.2% of women in the workforce.

Net carbon emissions were 0kt in 2023, meaning the Company is carbon neutral in its own operations.

Business Highlights

In the fourth quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included: Amer Sports, AusNet, Boots, Christchurch City Council, Coles Group, Covestro, Daikin Industries, Daimler Truck, Deutsche Telekom, EMS, Harrods, Hilti, IBM, KONE, Kyndryl, Landis+Gyr, Marathon Petroleum, Marks and Spencer, Messe Frankfurt, Munich Airport, NEC Corporation, NVIDIA, Nestlé, OXG Glasfaser, SLB, Smyths Toys Superstores, Vodafone Group, and Wärtsilä Corporation.

AES Indiana, Allianz, ARAG, DAK-Gesundheit, Tropicana Brands Group, and Zurich Insurance Company went live on SAP S/4HANA Cloud in the fourth quarter.

Lowe Enterprises, Mangopay, Merida & Centurion Germany, Okuma Europe, Serrala Group, and Solidia Technologies chose “GROW with SAP”, an offering helping midsize customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Ahold Delhaize, Airservices Australia, Beiersdorf, Bosideng, Delivery Hero, Douglas, DZ BANK, Ericsson, MATSUMOTO PRECISION, Mercedes-Benz Group, NEOM, Robert Bosch, TechnipFMC, TE Connectivity, Volkswagen, and Wipro.

Axpo Holding, Campari Group, and Roca Sanitario, went live on SAP solutions.

In the fourth quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, Germany, France, India, and South Korea had outstanding cloud revenue growth while Japan and Saudi Arabia showed exceptional strength.
For the full year, Germany, Brazil and India all had outstanding performances in cloud revenue while France, Japan, South Korea, the Netherlands, Mexico, Chile and Switzerland were particularly strong.

On October 25, SAP announced, that Siemens Healthineers AG, a leading global medical technology company, had selected the RISE with SAP solution to support the company’s digital transformation journey.

On November 2, SAP announced at the SAP TechEd event, a comprehensive series of generative AI capabilities and advancements aimed at empowering developers of all skill levels to supercharge their businesses in the age of AI.

On November 8, SAP announced, that it had completed the acquisition of LeanIX.

On November 21, SAP and the Mercedes-AMG PETRONAS F1 Team announced a multiyear partnership to join forces to drive efficiency on and off the racetrack.

On November 22, SAP announced that the Hilti Group, a global leader providing innovative hardware, software and services to the construction industry, is using the Circelligence solution to increase the circularity of its resources.

On December 13, SAP announced that it deepened its partnership with IBM on AI and Quantum. IBM also selected RISE with SAP across the enterprise, broadening its global reach, and continued to embrace the cloud through the use of SAP Fieldglass and SAP Learning Hub.

On January 9, 2024, SAP announced changes to its Executive Board to build on the company’s success to enable customers to benefit from the cloud in the era of AI. Starting April 1, 2024, a new Board area will be created to accelerate cloud growth and adoption. This Board area, led by Thomas Saueressig, will be focused on ensuring customers’ ability to embrace continuous innovation in the cloud. At the same time, Muhammad Alam will join the Executive Board, succeeding Thomas Saueressig and assuming responsibility for SAP’s product engineering.

On January 17, SAP was named one of the 100 most sustainable companies in the world, joining the Corporate Knights Global 100 once again.

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Segment Results at a Glance

SAP’s reportable segment showed the following performance:

Applications, Technology & Services[1]	Q4 2023
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency
Cloud revenue – SaaS[2]	2,601	20	25
Cloud revenue – PaaS[3]	620	42	46
Cloud revenue – IaaS[4]	184	–10	–7
Cloud revenue	3,405	21	26
Cloud gross profit – SaaS[2]	1,836	24	31
Cloud gross profit – PaaS[3]	533	49	53
Cloud gross profit – IaaS[4]	51	–33	–43
Cloud gross profit	2,420	27	32
Segment revenue	8,168	5	9
Segment profit (loss)	2,686	–2	2
Segment margin (in %)	32.9	–2.2pp	–2.2pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud

In the fourth quarter, segment revenue in AT&S was up 5% to €8.17 billion and up 9% at constant currencies, primarily due to strong cloud revenue growth, which was supported by SAP S/4HANA as well as Business Technology Platform. Operating Expenses of the segment increased by 8% and by 13% at constant currencies, resulting in a segment margin of 32.9% at actual and constant currencies. This implies a decrease of 2.2 percentage points and 2.2 percentage points at constant currencies compared to the fourth quarter of the prior year.

Cloud Performance

	Q4 2023			Q1–Q4 2023
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
Current Cloud Backlog
Total	13,745	25	27	13,745	25	27
Thereof SAP S/4HANA	5,046	58	61	5,046	58	61
Cloud Revenue
SaaS[1]	2,894	19	24	10,734	19	23
PaaS[2]	620	42	46	2,182	42	46
IaaS[3]	184	–10	–7	748	–18	–16
Total	3,699	20	25	13,664	20	23
Thereof SAP S/4HANA	1,028	55	61	3,495	67	72
Cloud Gross Profit
SaaS[1]	2,109	22	29	7,809	21	25
PaaS[2]	533	49	53	1,849	49	53
IaaS[3]	51	–33	–43	257	–20	–22
Total	2,693	24	30	9,915	23	27
Cloud Gross Margin (in %)
SaaS[1] (in %)	72.9	1.9pp	2.4pp	72.7	0.7pp	1.0pp
PaaS[2] (in %)	85.8	4.1pp	3.8pp	84.8	3.9pp	3.9pp

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	Q4 2023			Q1–Q4 2023
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
IaaS[3] (in %)	27.9	–9.7pp	–14.4pp	34.3	–0.9pp	–2.6pp
Total	72.8	2.5pp	2.7pp	72.6	2.2pp	2.4pp

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform, SAP LeanIX and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

Business Outlook

SAP’s business outlook, which includes the financial outlook 2024 as well as the financial ambition 2025, is based on SAP’s updated non-IFRS definition of profit measures which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities, net. For more details, please see section (P) Non-IFRS Definition Update.

Furthermore, the 2024 outlook and 2025 ambition for free cash flow assume all payouts associated with the planned restructuring program will be completed in 2024.

Financial Outlook 2024

For 2024, SAP expects:

•	€17.0 – 17.3 billion cloud revenue at constant currencies (2023: €13.66 billion), up 24% to 27% at constant currencies.

•	€29.0 – 29.5 billion cloud and software revenue at constant currencies (2023: €26.93 billion), up 8% to 10% at constant currencies.

•	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2023: €6.51 billion based on updated non-IFRS operating profit definition), up 17% to 21% at constant currencies.

•	Free cash flow of approximately €3.5 billion (2023: €5.08 billion). This includes a preliminary €2 billion estimate for payouts associated with the program, a €0.2 billion impact from a settlement earlier this year of pre-existing regulatory compliance matters accrued in 2023, as well as a €0.2 billion adverse impact due to the discontinuation of the SAP-triggered financing program.

•	An effective tax rate (non-IFRS) of approximately 32% (2023: 30.3% based on updated tax rate definition (non-IFRS))[3].

While SAP’s 2024 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below.

Currency Impact Assuming December 2023 Rates Apply for 2024

In percentage points	Q1 2024	FY 2024
Cloud revenue growth	–2.5pp to –0.5pp	–2.0pp to 0.0pp
Cloud and software revenue growth	–2.0pp to 0.0pp	–1.5pp to +0.5pp
Operating profit growth (non-IFRS)	–3.0pp to –1.0pp	–2.0pp to 0.0pp

3 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity investments, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

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Non-Financial Outlook 2024

In 2024, SAP now expects:

•	A customer net promoter score of 9 to 13.

•	The employee engagement index in the range of 76% to 80%.

•	To steadily decrease carbon emissions across the relevant value chain, in line with our target of achieving Net Zero carbon emissions by 2030.

•	To steadily increase the number of women in executive roles in line with our end of year 2027 target to achieve 25%. At the end of 2023 SAP reached 22.2%.

Ambition 2025

SAP is updating its financial ambition 2025. The update reflects the strong performance in the fourth quarter 2023, the updated non-IFRS definition of profit measures, as well as the anticipated benefits from the 2024 transformation program.

The update of the non-IFRS operating profit ambition includes a reduction by approximately €2 billion due to the inclusion of share-based compensation expenses under the updated non-IFRS definition, as well as an increase of approximately €0.5 billion due to anticipated incremental efficiency gains from the transformation program.

By 2025, SAP now expects:

•	Non-IFRS cloud gross profit of approximately €16.2 billion, now including share-based compensation expenses of approximately €0.1 billion (previously: approximately €16.3 billion, excluding share-based compensation expenses).

•	Non-IFRS operating profit of approximately €10.0 billion, now including share-based compensation expenses of approximately €2 billion (previously: approximately €11.5 billion, excluding share-based compensation expenses).

•	Free cash flow of approximately €8.0 billion (previously: approximately €7.5 billion).

SAP continues to expect:

•	Cloud revenue of more than €21.5 billion.

•	Total revenue of more than €37.5 billion.

•	A share of more predictable revenue of approximately 86%.

The 2025 ambition is based on an exchange rate of 1.10 USD per EUR.

In addition to our targets of achieving Net Zero carbon emissions across the value chain by 2030 and reaching 25% women in executive roles by the end of 2027, SAP continues to aim for:

•	Steadily increasing the employee engagement index.

•	Steadily increasing the customer net promoter score.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In 2024, SAP will further increase its focus on key strategic growth areas, in particular Business AI. It also intends to transform its operational setup to capture organizational synergies, AI-driven efficiencies and to prepare the company for highly scalable future revenue growth.

To this end, and to ensure that SAP’s skill set and resources continue to meet future business needs, SAP plans to execute a company-wide restructuring program in 2024. The majority of the approximately 8,000 affected positions is expected to be covered by voluntary leave programs and internal re-skilling measures. Reflecting re-investments into strategic growth areas, SAP expects to exit 2024 at a headcount similar to current levels.

Restructuring expenses are preliminarily projected at around €2 billion, the vast majority of which is expected to be recognized in the first half of 2024, impacting IFRS operating profit. Excluding restructuring expenses, the program is expected to provide only a minor cost benefit in 2024. Expected cost savings and re-investments are fully reflected in SAP’s 2024 outlook and the updated 2025 non-IFRS operating profit- and free cash flow ambition.

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Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will take place on May 15, 2024, as a physical event in the SAP Arena in Mannheim, Germany. The whole event will be webcast on the Company’s website and online voting options will be available. Further details will be published at https://www.sap.com/agm in early April.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Wednesday, January 24th at 07:00 AM (CET) / 06:00 AM (GMT) / 1:00 AM (EST) / Tuesday, January 23rd 10:00 PM (PST), followed by a press conference at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (PST). Both conferences will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the fourth quarter results can be found at https://www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 26 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

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For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT

Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2022 Annual Report on Form 20-F.

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Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023
Revenues
Cloud	2,565	2,796	2,986	3,078	11,426	3,178	3,316	3,472	3,699	13,664
% change – yoy	29	32	36	29	31	24	19	16	20	20
% change constant currency – yoy	23	23	23	21	23	22	22	23	25	23
SAP S/4HANA Cloud	404	473	548	662	2,088	719	828	920	1,028	3,495
% change – yoy	78	84	98	101	91	78	75	68	55	67
% change constant currency – yoy	71	72	81	90	79	76	79	77	61	72
Software licenses	317	426	406	907	2,056	276	316	335	841	1,767
% change – yoy	–34	–34	–38	–38	–37	–13	–26	–17	–7	–14
% change constant currency – yoy	–36	–38	–42	–39	–39	–13	–24	–14	–6	–12
Software support	2,923	2,977	3,016	2,993	11,909	2,905	2,873	2,872	2,846	11,497
% change – yoy	4	5	5	3	4	–1	–3	–5	–5	–3
% change constant currency – yoy	1	0	–2	–1	0	–1	–1	–1	–1	–1
Software licenses and support	3,240	3,403	3,422	3,900	13,965	3,180	3,189	3,208	3,687	13,264
% change – yoy	–1	–2	–3	–11	–5	–2	–6	–6	–5	–5
% change constant currency – yoy	–4	–7	–9	–14	–9	–2	–4	–2	–2	–3
Cloud and software	5,806	6,199	6,408	6,978	25,391	6,358	6,505	6,679	7,386	26,928
% change – yoy	10	11	12	3	9	10	5	4	6	6
% change constant currency – yoy	6	4	3	–1	3	8	8	9	10	9
Total revenue	6,773	7,207	7,476	8,064	29,520	7,441	7,554	7,744	8,468	31,207
% change – yoy	10	11	13	5	10	10	5	4	5	6
% change constant currency – yoy	6	5	4	0	4	9	8	9	9	9
Share of more predictable revenue (in %)	81	80	80	75	79	82	82	82	77	81
Profits
Operating profit (loss) (IFRS)	1,471	1,060	1,557	2,002	6,090	803	1,358	1,724	1,900	5,785
Operating profit (loss) (non-IFRS)	1,676	1,678	2,075	2,560	7,989	1,875	2,058	2,278	2,510	8,721
% change	–3	–12	–1	3	–3	12	23	10	–2	9
% change constant currency	–6	–15	–8	1	–7	12	28	16	2	13
Profit (loss) after tax (IFRS)	1,016	613	839	600	3,068	403	724	1,272	1,165	3,564
Profit (loss) after tax (non-IFRS)	1,171	1,098	1,240	1,008	4,517	1,254	1,249	1,687	1,626	5,815
% change	–29	–50	–42	–56	–45	7	14	36	61	29
Margins
Cloud gross margin (IFRS, in %)	68.2	70.2	69.8	69.2	69.4	70.5	71.1	72.7	71.9	71.6
Cloud gross margin (non-IFRS, in %)	68.9	71.2	70.8	70.3	70.3	71.4	72.2	73.7	72.8	72.6
Software license and support gross margin (IFRS, in %)	89.3	90.1	90.0	90.8	90.1	88.6	90.1	90.0	90.8	89.5
Software license and support gross margin (non-IFRS, in %)	89.7	90.7	90.7	91.4	90.7	89.2	90.5	90.4	89.9	90.0
Cloud and software gross margin (IFRS, in %)	80.0	81.1	80.6	81.3	80.8	79.5	80.3	81.0	80.7	80.4
Cloud and software gross margin (non-IFRS, in %)	80.5	81.9	81.4	82.1	81.5	80.3	81.2	81.7	81.3	81.2
Gross margin (IFRS, in %)	72.2	72.7	72.8	73.4	72.8	71.0	71.6	72.8	73.2	72.2

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€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023
Gross margin (non-IFRS, in %)	73.1	74.3	74.4	75.1	74.3	72.9	73.8	74.5	74.8	74.0
Operating margin (IFRS, in %)	21.7	14.7	20.8	24.8	20.6	10.8	18.0	22.3	22.4	18.5
Operating margin (non-IFRS, in %)	24.8	23.3	27.8	31.7	27.1	25.2	27.2	29.4	29.6	27.9
ATS segment – Segment gross margin (in %)	72.5	73.7	73.3	74.5	73.5	72.3	73.3	74.3	74.2	73.6
ATS segment – Segment margin in %	28.9	27.7	31.5	35.1	31.0	29.7	32.3	35.8	32.9	32.7
Key Profit Ratios
Effective tax rate (IFRS, in %)	25.5	34.2	28.3	42.8	32.0	40.5	33.8	27.8	33.8	32.6
Effective tax rate (non-IFRS, in %)	25.4	29.1	26.6	37.2	29.6	28.3	30.4	27.1	31.4	29.3

Earnings per share, basic (IFRS, in €) from continuing operations	0.87	0.54	0.75	0.63	2.80	0.35	0.62	1.09	1.02	3.08
Earnings per share, basic (non-IFRS, in €) from continuing operations	1.00	0.95	1.10	0.98	4.03	1.08	1.07	1.45	1.41	5.01
Earnings per share, basic (IFRS, in €)[1,2]	0.63	0.29	0.57	0.46	1.95	0.41	2.70	1.09	1.02	3.08
Earnings per share, basic (non-IFRS, in €)[1,2]	1.00	0.96	1.12	1.00	4.08	1.27	2.88	1.45	1.41	5.01
Order Entry and current cloud backlog
Current cloud backlog	8,937	9,543	10,334	11,024	11,024	11,148	11,537	12,269	13,745	13,745
% change – yoy	25	32	36	27	27	25	21	19	25	25
% change constant currency – yoy	21	23	24	24	24	25	25	25	27	27
SAP S/4HANA Current cloud backlog	1,925	2,258	2,662	3,194	3,194	3,418	3,717	4,199	5,046	5,046
% change – yoy	86	100	108	86	86	78	65	58	58	58
% change constant currency – yoy	79	87	90	82	82	79	70	66	61	61
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	43	49	42	55	50	45	46	49	62	55
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	29	25	26	18	23	26	25	21	14	19
Share of on-premise orders greater than €5 million based on total software order entry volume (in %)	40	33	28	29	31	26	22	21	22	22
Share of on-premise orders smaller than €1 million based on total software order entry volume (in %)	33	40	49	37	40	50	50	44	44	46
Liquidity and Cash Flow
Net cash flows from operating activities	2,465	301	887	2,022	5,675	2,311	848	1,124	1,909	6,193
Capital expenditure	–212	–196	–277	–193	–877	–257	–156	–182	–190	–785
Payments of lease liabilities	–93	–116	–97	–103	–410	–99	–89	–78	–59	–325
Free cash flow	2,159	–10	513	1,726	4,388	1,955	604	865	1,660	5,083
% of total revenue	32	0	7	21	15	26	8	11	20	16
% of profit after tax (IFRS)	213	–2	61	288	143	485	83	68	142	143
Group liquidity	11,267	8,236	8,554	9,694	9,694	9,700	14,326	12,122	11,275	11,275
Financial debt (–)	–12,171	–12,282	–12,282	–11,764	–11,764	–10,751	–10,146	–8,445	–7,755	–7,755
Net liquidity (+) / Net debt(–)	–904	–4,046	–3,728	–2,070	–2,070	–1,050	4,180	3,677	3,521	3,521
Financial Position
Cash and cash equivalents	8,927	7,472	7,316	9,008	9,008	8,766	14,142	9,378	8,124	8,124
Goodwill	32,140	33,879	35,664	33,077	33,077	28,563	28,581	29,144	29,088	29,088
Total assets	73,754	72,605	74,840	72,159	72,159	73,533	69,719	68,011	68,291	68,291
Contract liabilities (current)	7,630	6,883	5,487	5,309	5,309	7,547	6,743	5,256	5,026	5,026
Equity ratio (total equity in % of total assets)	58	59	62	59	59	58	60	64	63	63
Non-Financials

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€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023
Number of employees (quarter end)[3]	104,670	104,988	106,912	106,312	106,312	105,132	105,328	106,495	107,602	107,602
Employee retention (in %, rolling 12 months)	92.5	92.0	92.2	92.8	92.8	93.8	95.1	96.0	96.4	96.4
Women in management (in %, quarter end)	28.6	28.9	29.2	29.3	29.3	29.4	29.5	29.5	29.7	29.7
Net carbon emissions[4] (in kilotons)	20	20	20	20	85	0	0	0	0	0

1 From continuing and discontinued operations.

2 To conform to refined calculation logic, prior quarters have been adjusted.

3 In full-time equivalents.

5 In CO2 equivalents. SAP’s carbon emission numbers are rounded to the nearest 5 kt. Therefore, the rounded full-year totals may not precisely equal the sum of the rounded quarterly numbers.

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Primary Financial Statements of SAP Group (IFRS)

(A)        Consolidated Income Statements

(A.1)       Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q4 2023	Q4 2022	∆ in %
Cloud	3,699	3,078	20
Software licenses	841	907	–7
Software support	2,846	2,993	–5
Software licenses and support	3,687	3,900	–5
Cloud and software	7,386	6,978	6
Services	1,081	1,085	0
Total revenue	8,468	8,064	5

Cost of cloud	–1,041	–947	10
Cost of software licenses and support	–382	–358	7
Cost of cloud and software	–1,423	–1,305	9
Cost of services	–848	–844	1
Total cost of revenue	–2,271	–2,149	6
Gross profit	6,197	5,915	5
Research and development	–1,669	–1,598	4
Sales and marketing	–2,267	–2,107	8
General and administration	–362	–345	5
Restructuring	7	–27	N/A
Other operating income/expense, net	–4	166	N/A
Total operating expenses	–6,567	–6,061	8
Operating profit (loss)	1,900	2,002	–5

Other non-operating income/expense, net	–33	–71	–54
Finance income	284	128	>100
Finance costs	–391	–1,012	–61
Financial income, net	–107	–884	–88
Profit (loss) before tax from continuing operations	1,761	1,048	68

Income tax expense	–595	–448	33
Profit (loss) after tax from continuing operations	1,165	600	94
Attributable to owners of parent	1,185	740	60
Attributable to non-controlling interests	–20	–140	–86
Profit (loss) after tax from discontinued operations	0	–273	N/A
Profit (loss) after tax[2]	1,165	326	>100
Attributable to owners of parent[2]	1,185	541	>100
Attributable to non-controlling interests[2]	–20	–214	–91

Earnings per share, basic (in €)[1] from continuing operations	1.02	0.63	60
Earnings per share, basic (in €)[1,2]	1.02	0.46	>100
Earnings per share, diluted (in €)[1] from continuing operations	1.01	0.63	59
Earnings per share, diluted (in €)[1,2]	1.01	0.46	>100

1 For the three months ended December 31, 2023 and 2022, the weighted average number of shares was 1,166 million (diluted 1,178 million) and 1,166 million (diluted: 1,172 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations

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(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2023	Q1–Q4 2022	∆ in %
Cloud	13,664	11,426	20
Software licenses	1,767	2,056	–14
Software support	11,497	11,909	–3
Software licenses and support	13,264	13,965	–5
Cloud and software	26,928	25,391	6
Services	4,279	4,128	4
Total revenue	31,207	29,520	6

Cost of cloud	–3,884	–3,499	11
Cost of software licenses and support	–1,390	–1,384	0
Cost of cloud and software	–5,274	–4,883	8
Cost of services	–3,405	–3,155	8
Total cost of revenue	–8,680	–8,038	8
Gross profit	22,527	21,482	5
Research and development	–6,322	–6,080	4
Sales and marketing	–8,830	–7,946	11
General and administration	–1,360	–1,289	6
Restructuring	–215	–138	56
Other operating income/expense, net	–16	60	N/A
Total operating expenses	–25,421	–23,429	9
Operating profit (loss)	5,785	6,090	–5

Other non-operating income/expense, net	–24	–187	–87
Finance income	857	811	6
Finance costs	–1,327	–2,200	–40
Financial income, net	–469	–1,389	–66
Profit (loss) before tax from continuing operations	5,292	4,513	17

Income tax expense	–1,728	–1,446	19
Profit (loss) after tax from continuing operations	3,564	3,068	16
Attributable to owners of parent	3,598	3,277	10
Attributable to non-controlling interests	–34	–210	–84
Profit (loss) after tax from discontinued operations	2,363	–1,359	N/A
Profit (loss) after tax[2]	5,928	1,708	>100
Attributable to owners of parent[2]	6,103	2,284	>100
Attributable to non-controlling interests[2]	–175	–576	–70

Earnings per share, basic (in €)[1] from continuing operations	3.08	2.80	10
Earnings per share, basic (in €)[1,2]	5.23	1.95	>100
Earnings per share, diluted (in €)[1] from continuing operations	3.05	2.79	9
Earnings per share, diluted (in €)[1,2]	5.17	1.94	>100

1  For the full year 2023 and 2022, the weighted average number of shares was 1,167 million (diluted: 1,180 million) and 1,170 million (diluted: 1,175 million), respectively (treasury stock excluded).

2  From continuing and discontinued operations

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(B)       Consolidated Statements of Financial Position

as at 12/31/2023 and 12/31/2022
€ millions	2023	2022
Cash and cash equivalents	8,124	9,008
Other financial assets	3,344	853
Trade and other receivables	6,361	6,236
Other non-financial assets	2,358	2,139
Tax assets	344	287
Total current assets	20,531	18,522
Goodwill	29,088	33,077
Intangible assets	2,505	3,835
Property, plant, and equipment	4,276	4,934
Other financial assets	5,543	5,626
Trade and other receivables	203	169
Other non-financial assets	3,552	3,580
Tax assets	400	323
Deferred tax assets	2,193	2,095
Total non-current assets	47,760	53,638
Total assets	68,291	72,159

€ millions	2023	2022
Trade and other payables[1]	1,775	2,147
Tax liabilities	205	283
Financial liabilities[1]	1,731	4,808
Other non-financial liabilities	5,607	4,818
Provisions	232	90
Contract liabilities	5,026	5,309
Total current liabilities	14,576	17,453
Trade and other payables	39	79
Tax liabilities	877	893
Financial liabilities	7,945	9,547
Other non-financial liabilities	698	705
Provisions	486	359
Deferred tax liabilities	272	241
Contract liabilities	33	33
Total non-current liabilities	10,350	11,858
Total liabilities	24,926	29,311
Issued capital	1,229	1,229
Share premium	1,846	3,081
Retained earnings	42,417	36,418
Other components of equity	2,366	3,801
Treasury shares	–4,741	–4,341
Equity attributable to owners of parent	43,116	40,186

Non-controlling interests	249	2,662
Total equity	43,365	42,848
Total equity and liabilities	68,291	72,159

1 In 2023 SAP changed the presentation of trade debtors with a credit balance from Financial liabilities to Trade and other payables.

The impact for 2023 is €186 million (2022: €286 million). The presentation for 2022 remains unchanged.

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(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q4 2023	Q1–Q4 2022
Profit (loss) after tax	5,928	1,708
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	–2,363	1,359
Depreciation and amortization	1,373	1,569
Share-based payment expense	2,221	1,431
Income tax expense	1,728	1,446
Financial income, net	469	1,389
Decrease/increase in allowances on trade receivables	–10	77
Other adjustments for non-cash items	10	–175
Decrease/increase in trade and other receivables	–433	196
Decrease/increase in other assets	–666	–1,213
Increase/decrease in trade payables, provisions, and other liabilities	661	154
Increase/decrease in contract liabilities	495	643
Share-based payments	–1,091	–1,180
Interest paid	–356	–244
Interest received	469	156
Income taxes paid, net of refunds	–2,242	–1,642
Net cash flows from operating activities – continuing operations	6,193	5,675
Net cash flows from operating activities – discontinued operations	122	–29
Net cash flows from operating activities	6,315	5,647
Business combinations, net of cash and cash equivalents acquired	–1,168	–679
Proceeds from sales of subsidiaries or other businesses	0	289
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	–91	0
Purchase of intangible assets or property, plant, and equipment	–785	–877
Proceeds from sales of intangible assets or property, plant, and equipment	99	95
Purchase of equity or debt instruments of other entities	–3,566	–2,320
Proceeds from sales of equity or debt instruments of other entities	907	4,190
Net cash flows from investing activities – continuing operations	–4,603	699
Net cash flows from investing activities – discontinued operations	5,510	–32
Net cash flows from investing activities	906	667
Dividends paid	–2,395	–2,865
Dividends paid on non-controlling interests	–13	–12
Purchase of treasury shares	–949	–1,500
Proceeds from borrowings	13	158
Repayments of borrowings	–4,081	–1,445
Payments of lease liabilities	–325	–410
Net cash flows from financing activities – continuing operations	–7,751	–6,074
Net cash flows from financing activities – discontinued operations	24	–263
Net cash flows from financing activities	–7,727	–6,337
Effect of foreign currency rates on cash and cash equivalents	–378	134
Net decrease/increase in cash and cash equivalents	–883	109
Cash and cash equivalents at the beginning of the period	9,008	8,898
Cash and cash equivalents at the end of the period	8,124	9,008
Due to rounding, numbers may not add up precisely.

17/33

Non-IFRS Numbers

(D)       Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)       Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q4 2023			Q4 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	3,699	160	3,859	3,078	20	25
Software licenses	841	14	854	907	–7	–6
Software support	2,846	106	2,952	2,993	–5	–1
Software licenses and support	3,687	119	3,807	3,900	–5	–2
Cloud and software	7,386	280	7,666	6,978	6	10
Services	1,081	44	1,125	1,085	0	4
Total revenue	8,468	323	8,791	8,064	5	9

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(E.2)     Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q4 2023					Q4 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,041	34	–1,006			–947	33	–915	10	10
Cost of software licenses and support	–382	10	–372			–358	24	–334	7	12
Cost of cloud and software	–1,423	44	–1,378			–1,305	57	–1,248	9	10
Cost of services	–848	90	–758			–844	81	–762	1	–1
Total cost of revenue	–2,271	135	–2,136			–2,149	138	–2,011	6	6
Gross profit	6,197	135	6,331			5,915	138	6,053	5	5
Research and development	–1,669	172	–1,497			–1,598	150	–1,449	4	3
Sales and marketing	–2,267	258	–2,010			–2,107	257	–1,850	8	9
General and administration	–362	52	–310			–345	51	–295	5	5
Restructuring	7	–7	0			–27	27	0	N/A	N/A
Other operating income/expense, net	–4	0	–4			166	–65	100	N/A	N/A
Total operating expenses	–6,567	610	–5,957	–225	–6,183	–6,061	557	–5,504	8	8	12

(E.3)     Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q4 2023					Q4 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	1,900	610	2,510	98	2,608	2,002	557	2,560	–5	–2	2
Profit (loss) before tax from continuing operations	1,761	610	2,371			1,048	557	1,605	68	48
Income tax expense	–595	–149	–745			–448	–149	–597	33	25
Profit (loss) after tax from continuing operations	1,165	461	1,626			600	408	1,008	94	61
Attributable to owners of parent	1,185	460	1,645			740	405	1,145	60	44
Attributable to non-controlling interests	–20	1	–19			–140	3	–137	–86	–86
Profit (loss) after tax[1]	1,165	461	1,626			326	697	1,023	>100	59
Attributable to owners of parent[1]	1,185	460	1,645			541	623	1,164	>100	41
Attributable to non-controlling interests[1]	–20	1	–19			–214	74	–140	–91	–86

Key Ratios
Operating margin (in %)	22.4		29.6		29.7	24.8		31.7	–2.4pp	–2.1pp	–2.1pp
Effective tax rate (in %)[2]	33.8		31.4			42.8		37.2	–8.9pp	–5.8pp
Earnings per share, basic (in €) from continuing operations	1.02		1.41			0.63		0.98	60	44
Earnings per share, basic (in €)[1]	1.02		1.41			0.46		1.00	>100	41

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2023 and Q4 2022 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

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(E.4)     Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2023			Q1–Q4 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	13,664	394	14,058	11,426	20	23
Software licenses	1,767	37	1,805	2,056	–14	–12
Software support	11,497	286	11,783	11,909	–3	–1
Software licenses and support	13,264	323	13,588	13,965	–5	–3
Cloud and software	26,928	717	27,645	25,391	6	9
Services	4,279	109	4,387	4,128	4	6
Total revenue	31,207	826	32,033	29,520	6	9

(E.5)     Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2023					Q1–Q4 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–3,884	135	–3,749			–3,499	108	–3,391	11	11
Cost of software licenses and support	–1,390	64	–1,326			–1,384	82	–1,302	0	2
Cost of cloud and software	–5,274	200	–5,075			–4,883	190	–4,694	8	8
Cost of services	–3,405	378	–3,028			–3,155	250	–2,904	8	4
Total cost of revenue	–8,680	577	–8,102			–8,038	440	–7,598	8	7
Gross profit	22,527	577	23,104			21,482	440	21,922	5	5
Research and development	–6,322	711	–5,611			–6,080	451	–5,629	4	0
Sales and marketing	–8,830	1,247	–7,583			–7,946	789	–7,157	11	6
General and administration	–1,360	186	–1,174			–1,289	146	–1,143	6	3
Restructuring	–215	215	0			–138	138	0	56	N/A
Other operating income/expense, net	–16	0	–16			60	–65	–5	N/A	>100
Total operating expenses	–25,421	2,936	–22,486	–500	–22,985	–23,429	1,898	–21,531	9	4	7

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(E.6)     Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2023					Q1–Q4 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	5,785	2,936	8,721	326	9,047	6,090	1,898	7,989	–5	9	13
Profit (loss) before tax from continuing operations	5,292	2,936	8,228			4,513	1,898	6,412	17	28
Income tax expense	–1,728	–685	–2,413			–1,446	–450	–1,895	19	27
Profit (loss) after tax from continuing operations	3,564	2,251	5,815			3,068	1,449	4,517	16	29
Attributable to owners of parent	3,598	2,247	5,844			3,277	1,442	4,719	10	24
Attributable to non-controlling interests	–34	4	–29			–210	7	–202	–84	–85
Profit (loss) after tax[1]	5,928	2,032	7,960			1,708	2,837	4,545	>100	75
Attributable to owners of parent[1]	6,103	2,094	8,196			2,284	2,489	4,773	>100	72
Attributable to non-controlling interests[1]	–175	–62	–236			–576	348	–228	–70	4

Key Ratios
Operating margin (in %)	18.5		27.9		28.2	20.6		27.1	–2.1pp	0.9pp	1.2pp
Effective tax rate (in %)[2]	32.6		29.3			32.0		29.6	0.6pp	–0.2pp
Earnings per share, basic (in €) from continuing operations	3.08		5.01			2.80		4.03	10	24
Earnings per share, basic (in €)[1]	5.23		7.02			1.95		4.08	>100	72

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2023 and 2022 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

21/33

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2024	Q1–Q4 2023	Q4 2023	Q1–Q4 2022	Q4 2022
Operating profit (loss) (IFRS)		5,785	1,900	6,090	2,002
Adjustment for acquisition-related charges	305–385	345	88	330	37
Adjustment for share-based payment expenses	N/A	2,221	544	1,431	494
Adjustment for restructuring	at around €2 billion	215	–7	138	27
Adjustment for regulatory compliance matter expenses	0	155	–15	-	-
Operating expense adjustments		2,936	610	1,898	557
Operating profit (loss) (non-IFRS)		8,721	2,510	7,989	2,560

(G)      Non-IFRS Adjustments by Functional Areas

€ millions	Q4 2023						Q4 2022
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non-IFRS
Cost of cloud	–1,041	10	24	0	0	–1,006	–947	14	19	0	-	–915
Cost of software licenses and support	–382	0	10	0	0	–372	–358	10	14	0	-	–334
Cost of services	–848	1	89	0	0	–758	–844	0	81	0	-	–762
Research and development	–1,669	2	170	0	0	–1,497	–1,598	3	147	0	-	–1,449
Sales and marketing	–2,267	64	208	0	–15	–2,010	–2,107	73	184	0	-	–1,850
General and administration	–362	9	43	0	0	–310	–345	1	49	0	-	–295
Restructuring	7	0	0	–7	0	0	–27	0	0	27	-	0
Other operating income/expense, net	–4	0	0	0	0	–4	166	–65	0	0	-	100
Total operating expenses	–6,567	88	544	–7	–15	–5,957	–6,061	37	494	27	-	–5,504

1 Share-based Payments

2 Regulatory Compliance Matters

€ millions	Q1–Q4 2023						Q1–Q4 2022
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non-IFRS
Cost of cloud	–3,884	42	94	0	0	–3,749	–3,499	54	53	0	-	–3,391
Cost of software licenses and support	–1,390	26	38	0	0	–1,326	–1,384	34	48	0	-	–1,302
Cost of services	–3,405	2	375	0	0	–3,028	–3,155	1	250	0	-	–2,904
Research and development	–6,322	7	704	0	0	–5,611	–6,080	11	440	0	-	–5,629
Sales and marketing	–8,830	257	834	0	155	–7,583	–7,946	286	503	0	-	–7,157
General and administration	–1,360	11	175	0	0	–1,174	–1,289	9	137	0	-	–1,143
Restructuring	–215	0	0	215	0	0	–138	0	0	138	-	0
Other operating income/expense, net	–16	0	0	0	0	–16	60	–65	0	0	-	–5
Total operating expenses	–25,421	345	2,221	215	155	–22,486	–23,429	330	1,431	138	-	–21,531

1 Share-based Payments

2 Regulatory Compliance Matters

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If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2023	Q1–Q4 2023	Q4 2022	Q1–Q4 2022
Cost of cloud	4	7	0	20
Cost of software licenses and support	1	–8	–5	–9
Cost of services	–4	–31	–9	–70
Research and development	2	–42	–10	–16
Sales and marketing	7	–121	–2	–58
General and administration	–3	–19	–2	–4
Restructuring expenses	7	–215	–27	–138

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Disaggregations

(H)      Segment Reporting

(H.1)    Segment Policies and Segment Changes

SAP has one reportable segment: the Applications, Technology & Services segment.

At the end of the second quarter 2023, we sold Qualtrics, formerly a reportable segment which derived its revenues mainly from the sale of experience management cloud solutions. For more information related to the sale of Qualtrics, see Note (M) in this quarterly statement.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Financial Statements 2023.

(H.2)    Segment Reporting – Quarter

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q4 2023		Q4 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	2,601	2,724	2,172	20	25
Cloud – PaaS[3]	620	641	438	42	46
Cloud – IaaS[4]	184	190	204	–10	–7
Cloud	3,405	3,555	2,814	21	26
Software licenses	841	854	907	–7	–6
Software support	2,846	2,952	2,993	–5	–1
Software licenses and support	3,687	3,806	3,899	–5	–2
Cloud and software	7,092	7,361	6,713	6	10
Services	1,076	1,119	1,079	0	4
Total segment revenue	8,168	8,480	7,792	5	9
Cost of cloud	–985	–1,026	–903	9	14
Cost of software licenses and support	–354	–362	–335	6	8
Cost of cloud and software	–1,339	–1,388	–1,239	8	12
Cost of services	–769	–792	–752	2	5
Total cost of revenue	–2,108	–2,180	–1,991	6	10
Cloud gross profit – SaaS[2]	1,836	1,937	1,476	24	31
Cloud gross profit – PaaS[3]	533	548	357	49	53
Cloud gross profit – IaaS[4]	51	44	77	–33	–43
Cloud gross profit	2,420	2,529	1,910	27	32
Segment gross profit	6,059	6,300	5,802	4	9
Other segment expenses	–3,374	–3,512	–3,069	10	14
Segment profit (loss)	2,686	2,788	2,732	–2	2
SAP S/4 HANA
SAP S/4HANA Cloud revenue[5]	1,028	1,067	662	55	61
SAP S/4HANA Current cloud backlog	5,046	5,153	3,194	58	61
Margins
Segment gross margin (in %)	74.2	74.3	74.5	–0.3pp	–0.2pp
Segment margin (in %)	32.9	32.9	35.1	–2.2pp	–2.2pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS or IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform, the SAP LeanIX portfolio, and SAP Signavio solutions.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 Mainly derived from the Applications, Technology & Services segment.

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Reconciliation of Cloud Revenues – Quarter

€ millions, unless otherwise stated (Non-IFRS)	Q4 2023			Q4 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS[1]	2,894	134	3,029	2,436	19	24
Cloud revenue – PaaS[2]	620	20	641	438	42	46
Cloud revenue – IaaS[3]	184	5	190	204	–10	–7
Cloud revenue	3,699	160	3,859	3,078	20	25
Cloud gross profit – SaaS[1]	2,109	115	2,223	1,729	22	29
Cloud gross profit – PaaS[2]	533	15	548	357	49	53
Cloud gross profit – IaaS³	51	–7	44	77	–33	–43
Cloud gross profit	2,693	123	2,816	2,164	24	30

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS or IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform, the SAP LeanIX portfolio, and SAP Signavio solutions.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

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(H.3)       Segment Reporting – Year-to-Date

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q1–Q4 2023		Q1–Q4 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	9,608	9,901	7,986	20	24
Cloud – PaaS[3]	2,182	2,236	1,533	42	46
Cloud – IaaS[4]	748	766	908	–18	–16
Cloud	12,538	12,903	10,428	20	24
Software licenses	1,767	1,805	2,056	–14	–12
Software support	11,496	11,781	11,908	–3	–1
Software licenses and support	13,263	13,586	13,964	–5	–3
Cloud and software	25,801	26,489	24,392	6	9
Services	4,256	4,364	4,104	4	6
Total segment revenue	30,056	30,853	28,496	5	8
Cost of cloud	–3,692	–3,777	–3,355	10	13
Cost of software licenses and support	–1,276	–1,298	–1,331	–4	–2
Cost of cloud and software	–4,968	–5,075	–4,686	6	8
Cost of services	–2,976	–3,039	–2,856	4	6
Total cost of revenue	–7,944	–8,114	–7,542	5	8
Cloud gross profit – SaaS[2]	6,740	6,980	5,514	22	27
Cloud gross profit – PaaS[3]	1,849	1,896	1,240	49	53
Cloud gross profit – IaaS[4]	257	250	319	–20	–22
Cloud gross profit	8,846	9,125	7,073	25	29
Segment gross profit	22,112	22,739	20,954	6	9
Other segment expenses	–12,281	–12,589	–12,130	1	4
Segment profit (loss)	9,831	10,149	8,824	11	15
SAP S/4 HANA
SAP S/4HANA Cloud revenue[5]	3,495	3,599	2,088	67	72
SAP S/4HANA Current cloud backlog	5,046	5,153	3,194	58	61
Margins
Segment gross margin (in %)	73.6	73.7	73.5	0.0pp	0.2pp
Segment margin (in %)	32.7	32.9	31.0	1.7pp	1.9pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS or IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform, the SAP LeanIX portfolio, and SAP Signavio solutions.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 Mainly derived from the Applications, Technology & Services segment.

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Reconciliation of Cloud Revenues and Gross Profit – Year-to-Date

€ millions, unless otherwise stated (non-IFRS)	Q1–Q4 2023			Q1-Q4 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS[1]	10,734	322	11,056	8,985	19	23
Cloud revenue – PaaS[2]	2,182	54	2,236	1,533	42	46
Cloud revenue – IaaS[3]	748	18	766	908	–18	–16
Cloud revenue	13,664	394	14,058	11,426	20	23
Cloud gross profit – SaaS[1]	7,809	270	8,079	6,475	21	25
Cloud gross profit – PaaS[2]	1,849	47	1,896	1,240	49	53
Cloud gross profit – IaaS³	257	–7	250	319	–20	–22
Cloud gross profit	9,915	309	10,224	8,035	23	27

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS or IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform, the SAP LeanIX portfolio, and SAP Signavio solutions.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

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(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q4 2023			Q4 2022	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	1,431	15	1,447	1,128	27	28
Americas	1,769	111	1,880	1,560	13	21
APJ	499	34	533	391	28	36
Cloud revenue	3,699	160	3,859	3,078	20	25
Cloud and Software Revenue by Region
EMEA	3,358	20	3,378	3,105	8	9
Americas	2,979	191	3,170	2,862	4	11
APJ	1,049	69	1,118	1,011	4	11
Cloud and software revenue	7,386	280	7,666	6,978	6	10
Total Revenue by Region
Germany	1,421	1	1,422	1,279	11	11
Rest of EMEA	2,464	23	2,488	2,336	5	6
Total EMEA	3,886	24	3,910	3,615	7	8
United States	2,724	141	2,865	2,645	3	8
Rest of Americas	674	79	753	663	2	14
Total Americas	3,398	220	3,618	3,308	3	9
Japan	329	32	361	308	7	17
Rest of APJ	855	47	902	833	3	8
Total APJ	1,184	79	1,263	1,141	4	11
Total revenue	8,468	323	8,791	8,064	5	9

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(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q4 2023			Q1–Q4 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	5,241	52	5,293	4,137	27	28
Americas	6,642	218	6,859	5,810	14	18
APJ	1,781	124	1,905	1,478	21	29
Cloud revenue	13,664	394	14,058	11,426	20	23
Cloud and Software Revenue by Region
EMEA	12,028	80	12,109	11,081	9	9
Americas	10,959	362	11,321	10,456	5	8
APJ	3,941	274	4,215	3,855	2	9
Cloud and software revenue	26,928	717	27,645	25,391	6	9
Total Revenue by Region
Germany	4,916	2	4,918	4,469	10	10
Rest of EMEA	9,083	91	9,175	8,440	8	9
Total EMEA	13,999	93	14,092	12,909	8	9
United States	10,204	289	10,494	9,799	4	7
Rest of Americas	2,558	133	2,691	2,427	5	11
Total Americas	12,762	422	13,184	12,227	4	8
Japan	1,243	121	1,364	1,218	2	12
Rest of APJ	3,203	190	3,392	3,166	1	7
Total APJ	4,445	311	4,756	4,384	1	8
Total revenue	31,207	826	32,033	29,520	6	9

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(J)	Employees by Region and Functional Areas

Full-time equivalents	12/31/2023				12/31/2022
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software[1]	4,389	4,266	4,426	13,080	4,178	4,025	4,538	12,740
Services	8,178	5,013	5,481	18,672	8,129	5,106	5,769	19,005
Research and development[1]	18,086	5,884	12,474	36,444	17,764	5,752	11,764	35,280
Sales and marketing	12,086	10,300	5,342	27,728	11,671	10,633	5,463	27,766
General and administration	3,619	1,777	1,307	6,704	3,387	1,804	1,240	6,431
Infrastructure	2,834	1,274	867	4,975	2,795	1,382	912	5,089
SAP Group (12/31)	49,191	28,515	29,897	107,602	47,924	28,702	29,686	106,312
Thereof acquisitions[2]	421	138	0	558	188	189	8	385
SAP Group (twelve months' end average)	48,222	28,239	29,582	106,043	47,359	28,785	29,438	105,582

1 Due to the updated cost allocation policy described in Note (L), headcount numbers for the comparative period were adjusted accordingly.

2 Acquisitions closed between January 1 and December 31 of the respective year.

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Other Disclosures

(K)	Financial Income, Net

In the fourth quarter of 2023, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €141 million (Q4/2022: €54 million) and €380 million in the full year 2023 (Q1-Q4/2022: €608 million), and interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments) as well as from derivatives amounting to €143 million in the fourth quarter of 2023 (Q4/2022: €70 million) and €486 million in the full year 2023 (Q1-Q4/2022: €193 million).

In the fourth quarter of 2023, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €196 million (Q4/2022: €862 million) and €525 million in the full year 2023 (Q1-Q4/2022: €1,802 million) and interest expense on financial liabilities including lease liabilities and negative effects from derivatives amounting to €135 million in the full year 2023 (Q4/2022: €110 million) and €639 million in the full year 2023 (Q1-Q4/2022: €272 million).

(L)	Updated Cost Allocation Policy

Starting January 1, 2023, all activities related to changes in the code of SAP’s cloud and on-premise solutions are treated as development-related activities. Some of those activities, specifically code corrections, were previously considered as support-related activities. SAP believes this update aligns SAP’s accounting policy with market standards and increases comparability to its peers.

In the fourth quarter 2023, this update of our cost allocation policy resulted in an increase of the cloud gross profit (IFRS) by approximately €25 million (Q4/2022: €22 million), an increase of the software license and support gross profit (IFRS) by approximately €80 million (Q4/2022: €78 million), and an increase of our research and development (R&D) expenses (IFRS) by approximately €105 million (Q4/2022: €99 million).

In the full year 2023, the update of our cost allocation policy led to an increase of the cloud gross profit (IFRS) by approximately €95 million (Q1-Q4/2022: €88 million), an increase of the software license and support gross profit (IFRS) by approximately €275 million (Q1-Q4/2022: €310 million), and an increase of our R&D expenses (IFRS) by approximately €370 million (Q1-Q4/2022: €398 million).

Prior periods have been adjusted to reflect the updated cost allocation policy.

(M)	Business combinations

LeanIX Acquisition

On September 7, 2023, SAP announced its intent to acquire 100% of LeanIX GmbH (“LeanIX”), a leader in enterprise architecture management (EAM) software. The acquisition closed on November 7, 2023, following satisfaction of customary closing conditions and regulatory approvals; the operating results and the assets and liabilities are reflected in our consolidated financial statements starting on that date. The acquisition is expected to further expand SAP’s business transformation portfolio, giving customers access to the full suite of tools required for continuous business transformation and facilitating AI-enabled process optimization. Consideration transferred amounted to €1,231 million paid in cash.

In the fourth quarter of 2023, the contribution of LeanIX to revenue was approximately €10 million, to operating profit approximately -€11 million (IFRS) and approximately -€6 million (Non-IFRS).

(N)	Discontinued Operations

On March 13, resulting from a process that was initiated on January 26, SAP announced it had agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake as well as the Canada Pension Plan Investment Board. The sale closed on June 28, 2023, following satisfaction of customary closing conditions and regulatory approvals. At a purchase price of US$18.15 in cash per share, SAP’s stake was acquired for approximately US$7.7 billion.

The pre-tax disposal gain included into discontinued operations (€3.6 billion) was calculated by adjusting the purchase price less cost of disposal (€7.0 billion) for net assets leaving the SAP Group (-€5.8 billion, mostly goodwill (-€4.0 billion) and other intangible assets (-€1.3 billion)) and the corresponding non-controlling interests (€2.3 billion) and amounts of other comprehensive income (<€0.1 billion). SAP incurred taxes amounting to €0.8 billion in connection with the transaction.

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The cash inflow resulting from the purchase price (€7.1 billion) was offset by cash and cash equivalents of €0.7 billion leaving the SAP group.

The P&L line item “Profit (loss) from discontinued operation” still reflects the Qualtrics activities up to the date of the sale (the comparative figures have been adjusted accordingly). In the fourth quarter 2023, tax payment of €0.1 billion relating to the gain on the sale of Qualtrics were made. These payments were recognized in SAP’s discontinued operations, reducing the investing cash flow.

Financial information relating to Qualtrics is presented in the following tables (revenues and expenses are presented after consolidation of transactions between Qualtrics and SAP’s continuing operations):

€ billion, unless otherwise stated	Q1–Q4 2023	Q1–Q4 2022
Consolidated Income Statements
Cloud revenue	0.6	1.1
Total revenue	0.7	1.4
Cost of cloud	–0.1	–0.3
Total cost of revenue	–0.2	–0.5
Total operating expenses (including total cost of revenue)	–1.2	–2.8
Disposal gain before tax	3.6	0.0
Operating profit	3.2	–1.4
Profit (loss) before tax	3.2	–1.4
Income tax expense[1]	–0.8	0.1
Profit (loss) after tax	2.4	–1.4
Attributable to owners of parent	2.5	–1.0

Earnings per share, basic (IFRS, in €)[2]	2.15	–0.85
Earnings per share, diluted (IFRS, in €)[2]	2.12	–0.85
Earnings per share, basic (non-IFRS, in €)[2]	2.01	0.05

Consolidated Statements of Cash Flow
Net operating cash flow	0.1	–0.0
Net investing cash flow	5.5	–0.0
Net financing cash flow	0.0	–0.3

1 For 2023, € 0.8 billion is relating to the gain on sale of discontinued operations.

2 For the full year 2023 and 2022, the weighted average number of shares was 1,167 million (diluted 1,180 million) and 1,170 million (diluted: 1,175 million), respectively (treasury stock excluded).

€ billion, unless otherwise stated	Q1–Q4 2023	Q1–Q4 2022
Profit (loss) after tax (IFRS)	2.4	–1.4
Adjustment for acquisition related charges	–0.8	0.3
Adjustment for share-based payment expenses	0.4	1.2
Adjustment for restructuring expenses	0.0	0.0
Adjustment for tax impact of non-IFRS adjustments	0.2	–0.1
Profit (loss) after tax (non-IFRS)	2.1	0.0
Attributable to owners of parent	2.4	0.1

(O)	Capitalized Cost from Contracts with Customers – Costs of Obtaining Customer Contracts

As disclosed in Consolidated Financial Statements for 2022, Note (A.3), the determination of the amortization period for capitalized sales commissions requires judgement. In exercising this judgment, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life or if there are potential indicators of impairment. The latest review of the amortization periods resulted in a shorter contract life for on-premise support contracts. As a result of this assessment, we have accelerated

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amortization of the related capitalized sales commissions in the amount of €63 million as of September 30, 2023. For Q4 2023, this change in contract life resulted in higher amortization costs of €59 million. SAP expects an estimated impact for the full year 2024 of €80 million. The amortization periods now range from 18 months to seven years depending on the type of offering.

(P)	Non-IFRS Definition Update

In recent years, SAP has substituted many of its share-based compensation plans from cash-settled to equity-settled. With the majority of the share-based compensation (SBC) plans being equity-settled, the impact of share price fluctuation and factors outside of our control is reduced. For these reasons, SAP has decided that, from 2024, it will no longer exclude share-based payment expenses from its operation profit (non-IFRS).

Also starting in 2024, numbers that are identified as financial income, net (non-IFRS) will be adjusted by excluding gains and losses from equity securities, net. This adjustment will include realized and unrealized effects from the disposal of equity securities, ongoing mark-to-market adjustments on marketable equity investments, changes in fair value of non-marketable equity securities and others. SAP will exclude gains and losses from equity securities, net for the purpose of increasing comparability period over period by reducing volatility caused by share price and market developments, as well as other factors outside our control.

The adjustments to SAP’s non-IFRS definitions will also impact our profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic.

(Q)	Anti-Bribery Matters

SAP has received communications and whistleblower information alleging conduct that may violate anti-bribery laws in the United States (including the U.S. Foreign Corrupt Practices Act (FCPA)) and in other countries. The Office of Ethics and Compliance (OEC) of SAP conducted investigations with the assistance of an external law firm and voluntarily advised the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ), as well as local authorities where potential violations were investigated. Early January 2024, following comprehensive and exhaustive investigations, dialogue, and corresponding remediation activities, SAP entered into final settlement agreements with U.S. SEC and U.S. DOJ as well as local authorities and parties in South Africa, to resolve criminal and civil claims fully and finally against SAP. SAP is required to execute payments amounting to €207 million. As a consequence, as of December 31, 2023, provisions for fines regarding regulatory compliance matters totaling €155 million (December 31, 2022: €0 million, June 30, 2023: €170 million) have been recognized in our consolidated financial statements as well as repayments to customers, for which revenue recognized from contracts with customers have been reversed. A considerable portion of these customer repayments were eligible to be credited against fines incurred due to regulatory compliance matters. Immaterial amounts have already been paid in 2022. The remaining payments will be executed to a large extent within the first half of 2024.

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